UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28312

A.     Full title of the plan and the address of the plan, if

different from that of the

issuer named below:

BEAR STATE FINANCIAL, INC.

EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

B.     Name of issuer of the securities held pursuant to the

plan and the address of its

principal executive office:

Bear State Financial, Inc.

900 South Shackleford Rd, Suite 401

Little Rock, Arkansas 72211

Financial Statements and Exhibits

(a)	Financial Statements for the years ended December 31, 2015 and 2014, Supplemental Schedule as of December 31, 2015, and Reports of Independent Registered Public Accounting Firm.

(b)	Exhibit

(23)	Consent of Independent Registered Public Accounting Firm (following financial statements).

BEAR STATE FINANCIAL, Inc.
Employees’ Savings & Profit Sharing Plan

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements as of December 31, 2015 and 2014 and for the Years Then Ended	4-9

SUPPLEMENTAL SCHEDULE —	10

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	11

EXHIBIT INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Audit Committee of the

Bear State Financial, Inc.

   Employees’ Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Bear State Financial, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Frost, PLLC

Little Rock, Arkansas

June 27, 2016

BEAR STATE FINANCIAL, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
Investments at fair value	$10,029,271	$5,209,258

Receivables:
Employer contributions	10,684	--
Employee contributions	29,376	--
Notes receivable from participants	334,091	181,419
Due from broker	3,561	4,042
Total receivables	377,712	185,461

NET ASSETS AVAILABLE FOR BENEFITS	$10,406,983	$5,394,719

See notes to financial statements.

BEAR STATE FINANCIAL, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

Additions:
Net change in fair value of investments	$(139,858)	$898,552

Contributions:
Employer contributions	301,902	141,474
Employee contributions	769,920	354,570
Rollover contributions	351,455	360,437

Total contributions	1,423,277	856,481

Interest and dividends	10,917	6,966

Total additions	1,294,336	1,761,999

Deductions:
Benefits paid to participants	763,039	536,965
Administrative expenses	60,171	26,991

Total deductions	823,210	563,956

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	471,126	1,198,043

TRANSFER FROM FNSC PLAN	4,541,138	--

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,394,719	4,196,676

End of year	$10,406,983	$5,394,719

See notes to financial statements.

bear state financial, Inc.
Employees’ Savings & Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	Description of the Plan

The following description of the Bear State Financial, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan adopted effective June 1, 2006 covering all eligible employees of Bear State Financial, Inc. (the “Company”), formerly known as First Federal Bancshares of Arkansas, Inc. Employees who have attained the age of 21 and have completed one month of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company also maintained a qualified Employee Stock Ownership Plan (“ESOP”). The Company merged the ESOP into the Plan effective June 1, 2006. Participant accounts under the ESOP are maintained as a separate source (“ESOP source”) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

On June 13, 2014, the Company acquired First National Security Company (“FNSC”). The accounts of FNSC employees were transferred from the FNSC 401(k) Plan to the Plan in March 2015.

Plan Administration – The Plan is administered by the Company. Reliance Trust Company is the trustee for the Plan.

Contributions – Each year, participants may contribute up to 75% of their pretax annual compensation (“Plan Salary”), as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Effective January 1, 2015, participants are allowed to make Roth contributions to the Plan. Employee contributions are generally on a pretax basis, except for Roth contributions, and are withheld from participants’ compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may make matching contributions at the discretion of the Company’s Board of Directors. For the years ended December 31, 2015 and 2014, the Company matched 100% of participant contributions up to 2% of compensation. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2015 or 2014.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s safe harbor and matching contributions, and allocations of Company discretionary contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings, contributions or account balances, as defined. The ESOP source is credited with an allocation of the Company’s contribution, if any; eligible forfeitures of terminated participants’ nonvested accounts; and earnings on ESOP source assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. They may change these fund selections and transfer amounts between funds at any time. The Plan permits participants to change their contribution percentage elections at any time with the change effective in the following pay period.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. A participant becomes fully vested in the ESOP source after five years of credited service. Contributions made to the ESOP source after 2006 become fully vested after three years of credited service. Effective January 1, 2014, Company matching contributions immediately vest. The FNSC prior profit sharing account contributions vest over a two to six year graded vesting schedule and the FNSC prior safe harbor match vests 50% after the first year of service and 100% after two years of service.

Benefits and Forfeitures – Upon a participant’s attainment of normal retirement age, disability or death, the employee’s account is fully vested. Under the terms of the Plan, the methods of distribution upon retirement or termination of service will be either a lump sum payment or periodic installments spread over a period not to exceed the life expectancy of the participant and his or her spouse. If the participant’s account balance is equal to or less than $500, the balance will be automatically distributed. In-service withdrawals are available to participants who attain age 59½ or meet certain hardship requirements. In addition, the portion of a participant’s account resulting from rollover contributions may be withdrawn at any time.

Participants with vested ESOP stock may elect to receive a distribution of cash dividends on their ESOP stock or have the dividends paid to the ESOP source of the Plan and reinvested in Company stock. Participants may change their election with respect to dividends annually.

ESOP source amounts forfeited are utilized first to restore accounts of employees rehired before they have a five-year break in service (defined as five consecutive years with no hours of service), with the remaining balance allocated to participant accounts with ESOP source balances. At December 31, 2015 and 2014, forfeited nonvested ESOP balances totaled approximately $2,300.

Notes Receivable from Participants – Notes receivable from participants are permitted under the provisions of the Plan and may range from a minimum of $1,000 to a maximum of the lesser of $50,000 or 50% of the individual’s vested account balance, excluding the ESOP source. The notes are secured by the balance in the participant’s account and bear interest at 4.25%, which represents the prime lending rate in effect at the time the note was originated plus 1%. Principal and interest is paid ratably through payroll deductions.

Diversification – Plan participants have the right to diversify any or all of their ESOP shares into any available funds under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Unit Values – Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from this fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. The Plan does not have any common collective trust fund investments with unfunded commitments or with any redemption restrictions.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document. During 2015 and 2014, the majority of the fees for trustee services, administration of the Plan, attorneys, and accountants were paid by the Company. The Company may continue to pay these fees in the future if it so chooses; otherwise, these fees will be paid by the Plan.

Payment of Benefits – Benefits are recorded when paid.

Stock Dividend – The Company’s Board of Directors declared an 11% stock dividend per common share payable December 15, 2014 to the stockholders of record at the close of business December 1, 2014. Stockholders received 1 additional share of Company common stock for every 9 shares owned. They also received the cash equivalent of any fractional shares to which they were entitled, since no fractional shares were issued. All share amounts have been adjusted to give effect to the stock dividend.

New Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its equivalent) which exempts investments measured using the net asset value (“NAV”) practical expedient in Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years beginning after December 15, 2016. The Plan early adopted this ASU on December 31, 2015 with retrospective application to the prior period. Adoption of this standard only impacted certain investment disclosures and had no impact on net assets available for benefits.

In July 2015 the FASB issued ASU No. 2015-12. Defined Contribution Pension Plans (Topic 962). ASU No. 2015-12 (Part 1) "Fully Benefit- Responsive Investment Contracts" designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU No. 2015-12 (Part II) "Plan Investment Disclosures" addressed existing GAAP, which required plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. The amendments in Part II of this update will eliminate those requirements for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. The amendments in this update are effective for fiscal years beginning after December 15, 2015. The Plan early adopted this ASU on December 31, 2015 with retrospective application to the prior period. Adoption of this standard only impacted certain investment disclosures and had no impact on net assets available for benefits.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 or 2014, other than the adoption of FASB Update 2015-12 as described in Note 2 as it relates to the stable value fund.

Bear State Financial, Inc. common stock: Investments in publicly-traded securities (Bear State Financial, Inc.’s common stock) are valued at quoted market prices on the last business day of the Plan year.

Money market account: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable.

Common collective trust funds: These investments are stated at fair value based on net asset value (NAV) of units held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Balance
December 31, 2015
Bear State Financial, Inc. common stock	$2,300,292	$--	$--	$2,300,292
Money market account	1,429	188,241	--	189,670
Total assets in the fair value hierarchy	$2,301,721	$188,241	$--	$2,489,962
Investments measured at net asset value (a)	--	--	--	7,539,309
Investments at fair value	$2,301,721	$188,241	$--	$10,029,271

December 31, 2014
Bear State Financial, Inc. common stock	$2,339,936	$--	$--	$2,339,936
Money market account	1,302	64,552	--	65,854
Total assets in the fair value hierarchy	2,341,238	64,552	--	2,405,790
Investments measured at net asset value (a)	--	--	--	2,803,468
Investments at fair value	$2,341,238	$64,552	$--	$5,209,258

(a) In accordance with Subtopic 820-10, investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments measured at fair value based on net asset value per share.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2015
Common collective trust funds	$7,539,309	N/A	Daily	None

December 31, 2014
Common collective trust funds	$2,803,468	N/A	Daily	None

4.	Party-in-Interest Transactions

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The Plan allows participants to invest their account balances in shares of the Company. The number of shares of common stock held by the Plan at December 31, 2015 and 2014 was 212,400 shares and 212,915 shares, respectively. The fair value of these shares at December 31, 2015 and 2014 was $2,300,292 and $2,339,936, respectively. During the year ended December 31, 2014, the Company paid a 1 for 9 stock dividend to stockholders of record as of the close of business December 1, 2014, with cash paid for fractional shares. No dividends were paid during the year ended December 31, 2015. The Plan had investments of $7,727,550 and $2,879,794 invested in Reliance Trust Company ("Reliance") and State Street Global Advisors investments at December 31, 2015 and 2014, respectively. In addition, the Plan paid Reliance and Pentegra Services, Inc. ("Pentegra") $60,171 and $26,991 during the years ended December 31, 2015 and 2014, respectively for their services. Reliance serves as custodian of the Plan and Pentegra serves as Third Party Administrator. Pentegra utilizes State Street Global Advisors as the investment manager for certain common collective trust funds the Plan is invested in. Therefore, by definition they are all a party-in-interest and, as a result, all investment assets with them and all related investment transactions were with a party-in-interest. The Plan also holds notes receivable from participants. Therefore, these investments and notes receivable from participants and all transactions involving these investments and notes receivable from participants were with a party-in-interest. These transactions are exempt from being prohibited transactions under ERISA.

5.	Plan Termination

Although it has not expressed intention to do so, the Company has the right under the Plan to make amendments to the Plan, to discontinue its contribution terms at any time, and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan was terminated, the amount credited to each participant’s account would become fully vested.

6.	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated September 26, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements as of and for the years ended December 31, 2015 and 2014 to the Form 5500.

	2015	2014

Net assets available for benefits per the financial statements	$10,406,983	$5,394,719
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contract (a)	--	11,774
Net assets available for benefits per the Form 5500	$10,406,983	$5,406,493

	2015	2014
Net appreciation (depreciation) in fair value of investments	$(139,858)	$898,552
Adjustment from fair value to contract value for fully benefit-responsive investment contract (a)	--	11,774
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contract	(11,774)	(1,606)
Net appreciation in fair value of investments per the Form 5500	$(151,632)	$908,720

(a) As discussed in Note 2, the Plan adopted ASU 2015-12 in the current year. As a result the Stable Value Fund (the "Fund") is no longer within the scope of fully benefit-responsive investment contract guidance. The financial statements present the Fund at fair value using the NAV practical expedient as of December 31, 2015 and 2014. The Form 5500 measured fair value in a different manner for 2014.

8.	Concentration of Investments

Included in investments at December 31, 2015, and 2014 are shares of the sponsor’s common stock amounting to $2,300,292 and $2,339,936, respectively. This investment represented 23 percent and 44 percent of total investments at December 31, 2015, and 2014, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

******

SUPPLEMENTAL SCHEDULE

BEAR STATE FINANCIAL, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2015
SPONSOR FEDERAL ID #71-0785261 (PLAN 003)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common Stock
*	Bear State Financial, Inc. common stock		**	$2,300,292

	Common Collective Trust Funds
*	Reliance Trust Company	Stable Value Fund Series 25053	**	1,402,958
*	State Street Global Advisors	Aggressive Strategic Value Fund	**	533,599
*	State Street Global Advisors	Conservative Strategic Value Fund	**	423,569
*	State Street Global Advisors	International Index	**	216,891
*	State Street Global Advisors	Moderate Strategic Value Fund	**	343,932
*	State Street Global Advisors	NASDAQ 100 Index	**	338,338
*	State Street Global Advisors	Retirement 2015	**	321,876
*	State Street Global Advisors	Retirement 2020	**	306,013
*	State Street Global Advisors	Retirement 2025	**	448,730
*	State Street Global Advisors	Retirement 2030	**	352,350
*	State Street Global Advisors	Retirement 2035	**	148,574
*	State Street Global Advisors	Retirement 2040	**	314,173
*	State Street Global Advisors	Retirement 2045	**	91,851
*	State Street Global Advisors	Retirement 2050	**	322,682
*	State Street Global Advisors	Retirement 2055	**	50,855
*	State Street Global Advisors	Retirement 2060	**	4,094
*	State Street Global Advisors	Retirement Income	**	196,269
*	State Street Global Advisors	Russell Small Cap Index	**	240,978
*	State Street Global Advisors	S&P 500 Stock Fund	**	366,148
*	State Street Global Advisors	Russell Large Cap Growth Index	**	353,881
*	State Street Global Advisors	Russell Large Cap Value Index	**	191,842
*	State Street Global Advisors	S&P Midcap Index	**	213,065
*	State Street Global Advisors	U.S. Bond Index	**	141,705
*	State Street Global Advisors	U.S. Inflation Protected Bond Index	**	22,411
*	State Street Global Advisors	U.S. Long Treasury Index Fund	**	95,335
*	State Street Global Advisors	REIT Index Fund	**	97,190
				7,539,309
	Cash Equivalents
	Goldman Sachs	Money Market Fund	**	1,429
*	State Street Global Advisors	Government Short Term Investment Fund	**	18,279
*	State Street Global Advisors	Short Term Investment Fund	**	169,962
				189,670
	Participant Loans
*	Participants	Loans to participants (interest rates of 4.25% with maturities from February 2016 through April 2030)	**	334,091
				$10,363,362
*	Represents a party-in-interest.
**	Assets are participant-directed investments; therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Regulation S-K Exhibit Number	Document

23.1	Consent of Frost, PLLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto.

BEAR STATE FINANCIAL, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Name of Plan

/s/ Mark McFatridge	June 27, 2016
Mark McFatridge Chief Executive Officer

/s/ Sherri Billings	June 27, 2016
Sherri Billings Chief Financial Officer